CERTIFICATE OF NOTIFICATION
                                    filed by
                      THE SOUTHERN COMPANY and Subsidiaries

Pursuant to the orders of the SEC dated June 30, 2004 and July 23, 2004, in the matter of File No. 70-10186.

The above named companies HEREBY CERTIFY to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1, as amended, and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceedings referenced above. All capitalized terms used herein and not defined herein shall have the definitions assigned to them in the statements on Form U-1 referenced above. Such information, as of March 31, 2005, is as follows:

1(a). Common Stock (excluding shares issued to the Plans), Preferred Securities, Preferred Stock or Equity-linked Securities issued during the quarter pursuant to this authority:

------------- ---------------------- ------------------------ -------------------------------------
Type Security   Number of Shares       Purchase Price Per      Market Price Per Share at the Date
                                              Share                  of Purchase Agreement

------------- ---------------------- ------------------------ -------------------------------------
                                       None issued

---------------------------------------------------------------------------------------------------

1(b). Cumulative amount of Common Stock (excluding shares issued to the Plans), Preferred Securities, Preferred Stock or Equity-linked Securities issued pursuant to this authority:

    ------------------------------------ ------------------------------
             Type Security                  Cumulative Amount Issued
    ------------------------------------ ------------------------------
    Common Stock                                       0
    Preferred Securities                               0
    Preferred Stock                                    0
    Equity-linked Securities                           0


2(a).    Long-term Debt issued during the quarter pursuant to this authority:

         None issued

2(b).    Cumulative amount of Long-term Debt issued pursuant to this authority:

         None issued

3. Short-term and Term Loan Notes and Commercial Paper outstanding at March 31, 2005:

         $120,938,151 issued by Southern.

4.       Use of proceeds for the securities issued in items 1, 2 and 3 above:

         The proceeds were used for working capital purposes.

5. Capitalization ratios of Southern as of March 31, 2005 including the dollar and percentage components of the capital structure on a consolidated basis, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs:

                    Capitalization and Capitalization Ratios
                                at March 31, 2005
                          (Includes Amounts Due Within
                           One Year & Short-Term Debt)

                                 (In Thousands)              %
                              ---------------------     -------
      Common Equity                $10,408,060            40.9
      Preferred Stock                  560,450             2.2
      Debt                          14,458,810            56.9
                                    ----------           -----
           Total                   $25,427,320           100.0
                                   ===========           =====

6.       The market-to-book ratio of Southern Common Stock at March 31, 2005:

         228 percent.

7. Shares of Common Stock issued under any of the Plans during the quarter ended March 31, 2005 and the cumulative number of shares issued since June 30, 2004:

                           Plan                  Shares issued              Total shares issued since
                                            1/01/05 through 3/31/05                  6/30/04
         ------------------------------- ------------------------------- ---------------------------------
         Southern Investment Plan                  1,335,949                        4,095,845
         Employee Savings Plan                     2,482,824                        5,824,338
         Employee Stock Ownership Plan                80,870                          480,017
         ------------------------------- ------------------------------- ---------------------------------
              Total                                3,899,643                       10,400,200
         ------------------------------- ------------------------------- ---------------------------------

8. Consolidated balance sheets as of March 31, 2005 of Southern and Capital Funding (if either are engaged in any financings pursuant to the authority granted in the application during the quarter):

         Southern:

         See Southern's Form 10-Q for the quarter ended March 31, 2005, File No. 1-3526.

         Capital Funding:

         Not applicable.

9. If a guaranty is issued during the quarter that was authorized pursuant to the order, give the following information:

           Name of Guarantor     Name of Beneficiary         Amount                    Terms and Purpose
         ----------------------- --------------------- -------------------- -----------------------------------------
                                                          None Issued

10. If Common Stock is transferred during the quarter to the seller of securities of a company being acquired, give the following information:

                    Company                 Number of Shares           Value per Share        Are Shares Restricted
                                                 Issued
         ------------------------------- ----------------------- ---------------------------- -----------------------
                                                      None Transferred

11. Information on significant variable interest entities where Southern is not the primary beneficiary, formed with any financing proceeds pursuant to the orders issued in this proceeding, including a description of any financing transactions conducted during the quarter ended March 31, 2005 that were used to fund such variable interest entities and a description of the accounting for such transactions under FASB Interpretation 46R:

         None

12. Registration Statements filed under the Securities Act of 1933 relating to securities authorized in this proceeding filed during the quarter ended March 31, 2005:

         None

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: May 4, 2005                  THE SOUTHERN COMPANY



                                    By:  /s/Patricia L. Roberts
                                          Patricia L. Roberts
                                          Assistant Secretary

                                    ALABAMA POWER COMPANY
                                    GEORGIA POWER COMPANY
                                    GULF POWER COMPANY
                                    MISSISSIPPI POWER COMPANY
                                    SAVANNAH ELECTRIC AND POWER COMPANY
                                    SOUTHERN COMPANY CAPITAL FUNDING, INC.
                                    SOUTHERN COMPANY SERVICES, INC.
                                    SOUTHERN NUCLEAR OPERATING COMPANY, INC.



                                    By: /s/Wayne Boston
                                         Wayne Boston
                                       Assistant Secretary

                                    SOUTHERN COMMUNICATIONS SERVICES, INC.
                                    SOUTHERN COMPANY ENERGY SOLUTIONS, LLC



                                    By:  /s/Patricia L. Roberts
                                           Patricia L. Roberts
                                               Secretary